NO ACT

PE 1-15-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010785

March 19, 2010

Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401

Received SEC
MAR 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-10

Re: Xcel Energy Inc.
Incoming letter dated January 15, 2010

Dear Mr. Connelly:

This is in response to your letter dated January 15, 2010 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. We also have received a letter from the proponent dated January 28, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

March 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 15, 2010

The proposal requests the that board adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers listed in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Xcel may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Xcel may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

January 28, 2010

Office of the Chief Counsel
Divison of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Facsimile Transmission: 202-772-9201

Greetings

Re: Xcel Energy Inc. objection of shareholder proposal

This letter responds to the letter of Xcel Energy Inc. seeking a "No Action" position in deleting a proposal submitted by me. Such proposal is known as "Say On Pay."

I am willing to make any revisions necessary to the proposal so that the supporting statement would not be considered "false or misleading."

This proposal, with its supporting statement, was submitted by me in good faith as being accurate and representative of the issues which could cause "Say On Pay" practices to be appropriate at Xcel Energy Inc.

A recent request by Xcel Energy Inc. that noted my proposal and supporting statement had in excess of 500 words, was promptly corrected and apparently to their satisfaction. I am at a loss to accept the additional objection which could have been handled with the original request.

This letter should confirm to the Commission that I am willing to correct, amplify, or amend any part of the supporting statement.

I believe that the clarification being sought could be corrected by adding "and attendance fees" following the disclosure of fees paid directors.

Of the items listed as additions to salary, I have, perhaps, labeled some in different terms that the management would find to their liking. I have, however, a basis for each one. I am willing to adopt the terminology of management for these should the Commission request I do so.

For your reference, I enclose copies of the following:

Notice of Annual Meeting of New Century Energies, Inc. being held on May 11, 1999, and page 18 of its proxy statement showing fees paid directors.

Notice of Annual Meeting of Northern States Power Company being held on April 28, 1999, and page 8 of its proxy statement showing fees paid directors.

Page Two

Notice of Special Meeting of Xcel Energy Inc. being held on September 27, 2000, and page 12 of its proxy statement showing fees paid directors.

Noting of Annual Meeting of Xcel Energy Inc. being held on May 20, 1999, and page 14 of its proxy statement showing fees paid directors.

I have been a shareholder of the current Xcel Energy Inc. and its the its original entities since 1956. I do not accept the values of shares assoicated with compensation in some of these statements because of the decline in values after the merger of Xcel Energy Inc. and Northern States Power Company. In order for it to pay its greatly reduced dividend, new shares had to be issued for the capital to do so. After these many years, the current price of Xcel Energy Inc. is beginning to equal the original price of my shares in 1956. I have attended the annual meetings of each of these since 1967 and have maintained a keen interest in my first investment.

Please be assured of my willingness to amend or correct any part of the supporting statement which you believe is necessary.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

NEW CENTURY ENERGIES, INC.

1225 17TH Street
P. O. Box 840
Denver, Colorado 80201-0840
Telephone number (303) 571-7511

Notice of Annual Meeting of Shareholders
May 11, 1999

To the Shareholders of the Company:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of New Century Energies, Inc. will be held on the 11th day of May, 1999, at the Ambassador Hotel, Rio Grande Ballroom, 3100 I-40 West, Amarillo, Texas, at 10:00 A.M., Central Daylight Time, for the purposes of (1) electing four Class II Directors to the Board of Directors to serve for a three-year term, (2) approving the appointment of Arthur Andersen LLP as independent public accountants, (3) acting upon one shareholder proposal, if presented at the Meeting, and (4) transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof. If elected, the Class II Directors will serve until the 2002 Annual Meeting of Shareholders and, if appointed, Arthur Andersen LLP will serve until the 2000 Annual Meeting of Shareholders.

The holders of record of Common Stock at the close of business on March 15, 1999, will be entitled to vote at the Meeting and at any adjournments thereof. Proxy solicitation material is being mailed to shareholders commencing on or about March 29, 1999.

By order of the Board of Directors.

Dated: March 29, 1999.



CATHY J. HART
Secretary

Please vote now, by telephone (if that option is available to you) or by returning the enclosed proxy card, even if you presently plan to attend the Meeting. Telephone voting instructions are enclosed for those shareholders with that option and who prefer the convenience. Otherwise, complete, date and sign the enclosed proxy card now and mail it promptly in the self-addressed, postage-paid envelope enclosed for that purpose. Any shareholder present at the Meeting may, nevertheless, vote personally on all matters with respect to which the shareholder is entitled to vote.

Compensation of Directors

Each Director who is not an employee is paid a retainer of $60,000 per annum. Committee Chairpersons are paid an additional retainer of $3,000 per annum. For each Board meeting in excess of twelve per year, each non-employee Director is paid an additional attendance fee of $1,000 per meeting. Directors will have 50% or, at their election, more than 50% of retainer(s) and fees paid in NCE Common Stock and the balance paid in cash. Directors may defer receipt of all or a portion of such fees on a pre-tax basis under the "Directors' Voluntary Deferral Plan" portion of the NCE Outside Directors Compensation Plan. Messrs. Slifer, Stephens, Powers, Mock, Hemminghaus, and Ms. Greer elected to participate in the Directors' Voluntary Deferral Plan, a non-qualified plan, during 1998.



March 8, 1999

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Northern States Power Company on April 28, 1999, at 10:00 a.m., at Minneapolis Convention Center, 1301 Second Avenue South, Minneapolis, Minnesota.

The matters to be voted on at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement on the following pages. In addition to these matters, we will also report on our current operations and on our future plans. After the voting, you will have an opportunity to ask questions.

We are pleased to inform you that this year there are three methods available for voting your proxy. You can mail your proxy form as you have in the past, or you can vote by telephone or over the Internet. Instructions for voting by telephone or the Internet are included on the proxy form.

Whether or not you plan to attend the Annual Meeting, please vote your proxy promptly. ***Your voice is important, regardless of the number of shares you hold.***

If you plan to attend the Annual Meeting, please bring the admission ticket attached to the enclosed proxy form. A complimentary parking pass with parking location instructions is also attached to the proxy form. Refreshments will be served from 8:45-9:45 a.m. and NSP's Reddy Kilowatt and Reddy Flame will be available for photographs with shareholders.

Our annual meetings are helpful in maintaining communications and understanding between our Board of Directors and shareholders. We hope you will join us.

Sincerely,

James J. Howard
Chairman, President &
Chief Executive Officer

Director Compensation

Employees of the Company receive no separate compensation for service as a director. During 1998, directors not employed by the Company received a $25,000 annual retainer (or a pro rata portion if service was less than 12 months) and $1,200 for each Board and Committee meeting attended. These directors also received a grant of stock equivalent units under the Stock Equivalent Plan for Non-Employee Directors, which was established in 1996 and is described below. Additionally, a $2,500 annual retainer was paid to each elected Committee Chairperson. Prior to January 1, 1998, directors also were eligible to participate in a retirement plan which continued payment of the director's retainer at 1.2 times the rate in effect for the calendar quarter immediately preceding the director's retirement. Effective January 1, 1998, certain changes were made to the directors' compensation program, including an increase from $20,000 to $25,000 in the the annual retainer and an increase from $1,000 to $1,200 in the Committee meeting fee. The remaining changes in the directors' compensation program are discussed below.

In 1996, we established a Stock Equivalent Plan for Non-Employee Directors (the "Stock Equivalent Plan") to more closely align directors' interests with those of our shareholders. Under the Stock Equivalent Plan, directors may receive an annual award of stock equivalent units with each unit having a value equal to one share of common stock of the Company. Stock equivalent units do not entitle a director to vote and are only payable as a distribution of whole shares of the Company's common stock upon a director's termination of service. The stock equivalent units fluctuate in value as the value of common stock of the Company fluctuates. Additional stock equivalent units are accumulated upon the payment of and at the same value as dividends declared on common stock of the Company. On April 23, 1998, non-employee directors each received an award of 744.934 stock equivalent units totaling approximately $20,800 in cash value. This cash value amount reflects the $5,000 award included in the Stock Equivalent Plan prior to January 1, 1998, the amount of $9,700 which replaces the directors' retirement plan compensation as discussed below, and an additional amount of $6,100 to raise the overall compensation for directors to a competitive level. Additional stock equivalent units were accumulated during 1998 as dividends were paid on common stock of the Company. The number of stock equivalents for each non-employee director is listed in the share ownership chart which is set forth below.

As stated previously, prior to January 1, 1998, directors were eligible to participate in a retirement plan which continued payment of the director's retainer at 1.2 times the rate in effect for the calendar quarter immediately preceding the director's retirement. Benefits under the retirement plan continued for a period equal to the number of calendar quarters served on the Board, up to 40 calendar quarters. As part of our continuing effort to align directors' interests with those of our shareholders, effective January 1, 1998, we suspended the retirement plan. Directors who retired prior to January 1, 1998 will continue to receive their benefits under the retirement plan. Active non-employee directors were given a one-time irrevocable option to remain in the retirement plan and receive their accrued benefits under the retirement plan or to cease participation in the retirement plan and instead receive a one-time grant of stock equivalent units equal to the value of their accrued benefits on December 31, 1997. Mr. Bretting, Mr. Christensen, Mr. Driscoll, Mr. Kovacevich, Mr. Leatherdale, Dr. Preska and Mrs. Sampson elected to convert the value of their accrued benefits under the retirement plan and received 6203.55, 9305.32, 9305.32, 6203.55, 5376.44, 8271.40 and 8271.40 stock equivalents, respectively.*

Finally, directors may participate in a deferred compensation plan which provides for deferral of director retainers and meeting fees until after retirement from the Board of Directors. Effective January 1, 1998, the Stock Equivalent Plan was amended to permit a director to defer director retainer and meeting fees into the Stock Equivalent Plan.

---

* Stock equivalent units are expressed in amounts reflecting the June 1, 1998 two-for-one common stock split.


Xcel Energy

August 30, 2000

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Xcel Energy Inc. on Wednesday, September 27, 2000, at 10:00 a.m., at the Xcel Energy Center, 199 West Kellogg Boulevard, St. Paul, Minnesota.

The matters to be voted on at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement on the following pages. In addition to these matters, we will also report on our current operations and on our future plans. After the voting, you will have an opportunity to ask questions.

We are pleased to inform you that again this year there are three methods available for voting your proxy. You can mail your proxy form, or you can vote by telephone or over the Internet. Instructions for voting by telephone or the Internet are included on the proxy form.

Whether or not you plan to attend the Annual Meeting, please vote your proxy promptly. ***Your voice is important, regardless of the number of shares you hold.***

If you plan to attend the Annual Meeting, please bring the admission ticket attached to the enclosed proxy form. A complimentary parking pass with parking location instructions is also attached to the proxy form. Refreshments will be served from 8:45-9:45 a.m. and Xcel's Reddy Kilowatt and Reddy Flame will be available for photographs with shareholders.

Our annual meetings are helpful in maintaining communications and understanding between our Board of Directors and shareholders. We hope you will join us.

Sincerely,

James J. Howard

James J. Howard
Chairman

Director Compensation

Xcel Energy, like its predecessor NSP, awards its employees no separate compensation for service as a director. During 1999, NSP directors not employed by NSP received a $25,000 annual retainer (or a pro rata portion if service was less than 12 months) and $1,200 for each Board and committee meeting attended. These directors also received a grant of stock equivalent units under the Stock Equivalent Plan for Non-Employee Directors, which was established in 1996 and is described below. Additionally, a $2,800 annual retainer was paid to each elected committee chairperson.

In 1996, we established a Stock Equivalent Plan for Non-Employee Directors (the "Stock Equivalent Plan") to more closely align directors' interests with those of our shareholders. Under the Stock Equivalent Plan, directors may receive an annual award of stock equivalent units with each unit having a value equal to one share of common stock of the Company. Stock equivalent units do not entitle a director to vote and are only payable as a distribution of whole shares of the Company's common stock upon a director's termination of service. The stock equivalent units fluctuate in value as the value of common stock of the Company fluctuates. Additional stock equivalent units are accumulated upon the payment of and at the same value as dividends declared on common stock of the Company. On April 29, 1999, non-employee directors of NSP each received an award of 872.344 stock equivalent units totaling approximately $20,800 in cash value. Additional stock equivalent units were accumulated during 1999 as dividends were paid on common stock of the Company. The number of stock equivalents for each non-employee director is listed in the share ownership chart which is set forth below.

Directors also may participate in a deferred compensation plan which provides for deferral of director retainers and meeting fees until after retirement from the Board of Directors. A director may defer director retainer and meeting fees into the Stock Equivalent Plan.

Share Ownership of Directors, Nominees and Named Executive Officers

The following table lists the beneficial ownership of Xcel Energy common stock owned as of August 18, 2000, by (i) Xcel Energy's directors and nominees, (ii) the executive officers named in the Summary Compensation Table that follows and (iii) all the directors and executive officers of Xcel Energy as a group. None of these individuals owns any shares of Xcel Energy Preferred Stock.

Name of Beneficial Owner	Common Stock	Stock Equivalents[1]	Acquirable Within 60 Days[2]	Restricted Stock	Total
Wayne H. Brunetti	52,197	—	539,917	—	592,114
C. Coney Burgess	4,332	3,058	—	—	7,390
David A. Christensen	1,000	16,591	—	—	17,591
Giannantonio Ferrari	—	8,624	—	—	8,624
Roger R. Hemminghaus	2,957	8,467	—	—	11,424
A. Barry Hirschfeld	10,508	—	—	—	10,508
James J. Howard	112,765	—	586,936	27,018	726,719
Douglas W. Leatherdale	600	15,957	—	—	16,557
Albert F. Moreno	2,325	4,479	—	—	6,804
Margaret R. Preska	1,200	13,158	—	—	14,358
A. Patricia Sampson	1,001	13,158	—	—	14,159
Allan L. Schuman	200	4,090	—	—	4,290
Rodney E. Slifer	15,033	7,658	—	—	22,691
W. Thomas Stephens	9,166	7,229	—	—	16,395
Paul E. Anders	3,486	—	78,740	6,440	88,666
Edward J. McIntyre	35,561	—	188,479	8,000	232,040
Loren L. Taylor	26,713	—	124,077	6,131	156,921
Gary R. Johnson	12,462	—	123,948	5,579	141,989
Directors and executive officers as a group	390,331	102,469	2,495,484	64,978	3,053,262

(1) Represents stock units awarded under the NSP Stock Equivalent Plan for Non-employee Directors as of August 18, 2000.

(2) Represents exercisable options and performance units under the former Long-Term Incentive Program (LTIP) of NSP as of August 18, 2000. Options to purchase common stock of the Company which are exercisable within the

XCEL ENERGY INC.
414 Nicollet Mall
Minneapolis, Minnesota 55401-1993

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time 11:00 a.m. CDT on Wednesday, May 20, 2009

Place The Earle Brown Heritage Center, 6155 Earle Brown Drive, in Brooklyn Center, Minnesota

Purpose of Meeting

(1) To elect as directors the 10 nominees named in the attached proxy statement to hold office until the next Annual Meeting of Shareholders and until their respective successors have been elected or appointed.

(2) To ratify the appointment of Deloitte & Touche LLP as Xcel Energy Inc.'s independent registered public accounting firm for 2009.

(3) To consider such other business as may properly come before the Annual Meeting or any adjournments thereof.

Record Date You are entitled to vote if you were a shareholder at the close of business on March 24, 2009.

Annual Meeting Admission If you are a registered shareholder and you received your proxy materials by mail, an admission ticket is attached to the proxy card. You will not receive an admission ticket if you received your proxy materials via the Internet or if a bank or broker holds your shares. In that case, please come to the Annual Meeting and if you are a registered owner present your Notice of Internet Availability of Proxy Materials and if you are a beneficial owner present proof of ownership of our stock at the registration table. The Annual Meeting is open to shareholders and those guests invited by the Company. All attendees will be asked to provide state-issued photo identification, such as a driver's license, in order to gain admittance to the Annual Meeting.

Voting by Proxy Please submit a proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. You may submit your proxy:

(1) over the Internet;

(2) by telephone; or

(3) by mail.

For specific instructions, refer to the Questions and Answers beginning on page 1 of this proxy statement and the voting instructions on your Notice of Internet Availability of Proxy Materials or your proxy card.

A Notice of Internet Availability of Proxy Materials or this proxy statement and proxy card are being distributed on or about April 6, 2009.

By Order of the Board of Directors,



CATHY J. HART
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 20, 2009:

Our 2009 Proxy Statement and Annual Report are available at www.proxyvote.com

- $5,000 for members of the Audit Committee, other than the chair

Annual Equity Grant:

- $80,000 of Xcel Energy common stock equivalent units are granted on the first business day following the annual shareholders meeting, which are payable upon the director's disability or termination of service

Xcel Energy does not pay meeting fees for a director's participation in board or committee meetings. As discussed below, directors may elect to defer receipt of their annual retainers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
C. Coney Burgess	—	182,000	55,762	237,762
Fredric W. Corrigan	95,000	80,000	8,531	183,531
Richard K. Davis	80,000	80,000	8,531	168,531
Roger R. Hemminghaus	—	182,000	67,294	249,294
A. Barry Hirschfeld(4)	—	182,000	57,849	239,849
Douglas W. Leatherdale	—	188,000	84,046	272,046
Albert F. Moreno	—	188,000	64,300	252,300
Margaret R. Preska	—	182,000	55,242	237,242
A. Patricia Sampson	84,600	92,480	52,059	229,139
Richard H. Truly	40,000	128,000	11,512	179,512
David A. Westerlund	—	182,000	11,195	193,195
Timothy V. Wolf	85,000	80,000	5,769	170,769

(1) Represents cash payments of annual retainer and additional retainers for service as lead independent director, committee chairs or Audit Committee members.

(2) Amounts in this column represent the amount expensed in 2008 pursuant to FAS 123R for stock equivalent units held by directors. Stock equivalent units are only payable as a distribution of whole shares of the Company's common stock upon a director's disability or termination of service. The stock equivalent units fluctuate in value as the value of our common stock fluctuates. As of December 31, 2008, the number of stock equivalent units owned by the directors were as follows: Mr. Burgess: 66,684 units; Mr. Corrigan: 11,273 units; Mr. Davis: 11,273 units; Mr. Hemminghaus: 79,397 units; Mr. Hirschfeld: 68,984 units; Mr. Leatherdale: 98,061 units; Mr. Moreno: 76,291 units; Dr. Preska: 66,109 units; Ms. Sampson: 59,672 units; Mr. Truly: 16,131 units; Mr. Westerlund: 17,547 units; and Mr. Wolf: 8,228 units.

(3) Amounts represent reinvested dividend equivalent units on deferred stock equivalent amounts, including dividend equivalent units related to stock equivalent amounts received for deferred cash compensation and equity compensation in previous years.

(4) Mr. Hirschfeld resigned from the Board of Directors on February 25, 2009.



Michael C. Connelly
Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.215.4580
Fax: 612.573.9025

January 15, 2010

BY E-MAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Xcel Energy Inc. 2010 Annual Meeting - Shareholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporate Finance (the "Staff") concur with our view that, for the reasons stated below, the proposal, originally dated December 2, 2009, and modified as of December 28, 2009 to correct a procedural deficiency (the "Proposal"), from Gerald R. Armstrong (the "Proponent") may be omitted from the proxy materials for the 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") of Xcel Energy Inc. (the "Company"). The Proposal is attached to this letter as **Exhibit A.** Correspondence between the Proponent and the Company is attached to this letter as **Exhibit B.**

GENERAL

The 2010 Annual Meeting is scheduled to be held on or about May 19, 2010. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 6, 2010, and to commence mailing to its shareholders on or about such date.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal are being emailed to the Commission at shareholderproposals@sec.gov. As a result the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

A copy of this letter is also being sent to the Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2010 Annual Meeting.

TEXT OF PROPOSAL

The Proposal states (typographical errors are in original):

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the board of directors, who are to be independent, while XCEL has been unable to restore its dividend to past levels.

The following table summarizes compensation paid our executives:

	2008	2007	2006	2005
Richard Kelley	$5,877,162	$8,033,106	$11,200,884	$3,666,938
Paul Bonavia	5,666,379	2,823,871	3,369,130	2,066,556
Benjamin Fowke	1,718,885	1,905,918	3,432,983	989,876
Gary Johnson				2,012,718
Patricia Vincent				1,859,663
Wayne Brunetti				13,924,743
Raymond Gogel	1,375,045	1,561,957		

XCEL was created upon the merger of Northern States Power Company and New Century Energies, Inc. At the time, directors fees at Northern States were about $30,000 per year and at New Century were about $60,000 per year. Now, compensation to directors is as much as $272,046 a year!

In the thirty-six pages of discussion on compensation in the proxy statement, it lists "Towers Perrin" as the independent compensation consultant for the "last several years." "Towers Perrin" reportedly was appointed by the Board of Directors to review executive compensation and also its own compensation. Whose sniff test for independence does this pass?

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exacty how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role is relying upon compensation of peers.

Richard Davis, a director, is Chairman and President of U. S. Bancorp which allows its shareholders to vote on approval of executive compensaton.

Certain executives received cash perquisite allowances totalling $518,000. during 2008. Our CEO received $30,000. and others received $25,000. This was simply an hors d'oeuvre in their compensation feast as they provided no documentation for the use of these funds.

The executive compensation feast includes not just a base salary with possible bonus, it carries:

--performance based restricted stock units + earned dividend equivalents,
--performance shares,
--deferred compensation plans,
--retirement benefits of generous proportions,
--use of corporate aircraft operated for business purposes,
--golden parachutes,
--supplement retirement programs,
--only a limited clawback policy,
--stock awards,
--non-equity incentive plan,
--stock options,
--retirement spending accounts,
--Social Security supplements,
--Tax gross-ups,
--golden coffins, and
--pensions for some of" the "independent" directors.

The proponent believes that "enough is enough" and that XCEL "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.

REASONS FOR EXCLUSION OF PROPOSAL

RULES 14a-8(i)(3) and 14a-9--THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

The Company believes that the Proposal may be properly excluded from its proxy materials for the 2010 Annual Meeting because the Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3) of the Exchange Act. Rule 14a-8(i)(3) provides that an issuer may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proponent's supporting statement to the Proposal is materially false and misleading. Furthermore, the Company believes that this Proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules" and accordingly the Company recommends that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Alternatively, should the Staff determine that the entire Proposal and supporting statement are not excludable, we urge the Staff to permit exclusion of the supporting statement, or at a minimum, the substantial portions of the supporting statement that are clearly in contravention of Rules 14a-8(i)(3) and 14a-9, as discussed below. Concurring in this view would be in line with the position the Staff has taken in the past in several no action letters, including *CCBT Bancorp, Inc.* (April 20, 1999), in which the Staff allowed the entire supporting statement of a proposal to be omitted on the basis that it was false and misleading, and *Maytag Corporation (Rossi)* (March 14, 2002), in which the Staff required portions of the supporting statement to be deleted as being materially false and misleading. *See also, Northrop Grumman Corporation* (March 22, 2002) (requiring various statements to be deleted); *Xcel Energy Inc.* (April 1, 2003) (requiring various statements to be deleted); and *General Electric Company* (January 27, 2004) (requiring several paragraphs and various other statements to be deleted).

The supporting statement contains several statements that are at worst materially false and at best materially misleading. Proponent has made the following statements in support of the Proposal which have no basis in fact, are inconsistent with information the Company has, or omits to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. *None of the numbers included in the paragraph beginning with "XCEL was created upon the merger . . ." are accurate.*

The Proponent states that directors' fees at Northern States Power Company ("NSP") were "$30,000 per year." However, this amount is not correct. The director compensation structure for NSP prior to the merger with New Century Energies, Inc. ("NCE") included a $25,000 retainer, $20,800 stock equivalent grant, $1,200 fee per each board and committee meeting and $2,800 for chair retainers. Therefore, without even considering meeting fees, the NSP director compensation amount is at least $45,800, not the $30,000 that the Proponent includes in the supporting statement. Furthermore, the NCE board compensation included a $60,000 retainer, $3,000 chair retainer, and, if the board met more than twelve times during the year, a $1,000 per meeting fee for each meeting in excess of twelve. In addition, the NCE directors received at least 50% of their retainer and fees paid in NCE common stock with the balance paid in cash. Since at least 50% of the NCE director compensation was paid in common stock, the NCE directors earned dividends on this portion of their compensation, which increased each director's compensation to the extent dividends were received. Therefore, the NCE director compensation amount is more than the $60,000 that the Proponent includes in the supporting statement. Since the Proponent has not disclosed all of the amounts included in director compensation prior to the NSP and NCE merger in 2000, he has thereby under-disclosed the amount of director compensation.

In addition to not reflecting all the amounts included in pre-merger director compensation, the Proponent has inflated the amount of current director compensation. The Proponent has exaggerated the amount currently paid to directors by selecting the amount paid to the highest compensated director, which was $272,046. The Proponent fails to note, however, that this director did not stand for election at last year's annual meeting due to the Company's mandatory retirement policy for directors. Furthermore, the Proponent has failed to disclose that the reported compensation for this former director was higher than the others because (i) he served on the Company's board of directors since 1991, which made him one of the most tenured of the current board of directors through last year's annual meeting, and (ii) approximately 31% of this former director's compensation was related to reinvested dividend equivalent units on deferred stock equivalent amounts, which included dividend equivalent units related to stock equivalent amounts received for deferred cash compensation and equity compensation in previous years. On average, compensation for current directors is approximately $165,000 per year. This amount includes an $80,000 retainer, $80,000 stock equivalent grant, and $5,000 retainer for being a committee chair or audit committee member.

By understating the amount of compensation paid to directors prior to the NSP and NCE merger, and overstating the amount of compensation paid to directors of the Company following the merger, the Proponent has provided a materially misleading representation of the change in director compensation.

2. *Several of the items listed under the paragraph beginning with "The executive compensation feast" are repetitive or are not benefits offered by the Company.*

The Proponent has included duplicative items or benefits that are not provided by the Company in his portrayal of the "executive compensation feast;" therefore, this part of the supporting statement is materially false and misleading. For example, "performance based restricted stock units + earned dividend equivalents" and "performance shares" are listed in the first and second bullets, respectively. These items are duplicative of "stock awards" listed in the ninth bullet. In addition, "retirement benefits of generous proportions" in the fourth bullet is duplicative of the following items: (i) "supplement retirement programs" in the seventh bullet, (ii) "retirement spending accounts" in the twelfth bullet, and (iii) "Social Security supplements" in the thirteenth bullet. Furthermore, the Proponent's separate mention of "retirement spending accounts" in the twelfth bullet and "Social Security supplements" in the thirteenth bullet is materially false and misleading because these are two of the three general benefit components payable under the Company's pension plan available for the Company's non-bargaining and certain bargaining employees and are therefore, not separate benefits provided to any of the executives. Finally, the Proponent mentions "non-equity incentive plan" in the tenth bullet. However, this item is duplicative of the "possible bonus" he mentions in the lead-in sentence to this section. Therefore, there are multiple items in the "executive compensation feast" section that should be eliminated because they are duplicative of other items listed in the section and thus will cause shareholder confusion.

The fifteenth bullet references "golden coffins", however, the Company does not provide death benefits for any of its current executives. In addition, the sixteenth bullet references "pensions for some of the "'independent' directors", however, the Company does not offer pensions for its directors. While certain officers and directors have grandfathered benefits pursuant to prior agreements dating before the NSP and NEC merger in 2000, none of the Company's executives or directors are currently provided these types of benefits by the Company.

As described above, several of the items included in the laundry list of benefits identified as an "executive compensation feast" either do not exist or are duplicative of items already listed. Therefore, the supporting statement exaggerates the benefits that are provided and results in the Proposal and supporting statement being materially false and misleading.

The Company believes that the Proposal and supporting statement may be omitted in its entirety because the "supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules." Requiring the Company to correct the many false and misleading statements contained in the supporting statement would result in a lengthy discussion having nothing to do with, and detracting from, the merits of requiring a company to seek annual shareholder ratification of executive compensation. Moreover, attempting to bring the supporting statement into compliance by eliminating inaccurate and misleading text from the supporting statement, and retaining the remaining untainted text, would not serve a significant purpose, as the remaining text would no longer support the Proponent's general premise and thus would not be useful to shareholders in evaluating the Proposal.

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Staff concur that the Proposal, including the supporting statement, may be excluded from the Company's proxy materials for the 2010 Annual Meeting and indicate that the Staff will not recommend any enforcement action if the Proposal is so excluded. Based on the Company's timetable for the 2010 Annual Meeting, a response from the Staff by February 16, 2010, would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (612) 330-5500.

Very truly yours,



Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.

Exhibit A

December 28, 2009

XCEL ENERGY INC.
Attention: Cathy J. Hart,
Vice President and Corporate Secretary
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927

Greetings

In accordance with the request of your letter I received on December 14, 2009, the following pages are presented to you as the corrected and revised proposal and supporting statement of the original proposal.

As these revisions will cause the total number of words to be less than 500, I am confident that you will find these revisions to be in full compliance. If further corrections are needed, please call me at *** FISMA & OMB Memorandum M-07-16 *** so that the corrections may be made.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

FAX transmission: 612-215-4504

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the board of directors, who are to be independent, while XCEL has been unable to restore its dividend to past levels.

The following table summarizes compensation paid our executives:

	2008	2007	2006	2005
Richard Kelley	$ 5,877,162	$ 8,033,106	$ 11,200,884	$ 3,666,938
Paul Bonavia	5,666,379	2,823,871	3,369,130	2,066,556
Benjamin Fowke	1,718,885	1,905,918	3,432,983	989,876
Gary Johnson				2,012,718
Patricia Vincent				1,859,663
Wayne Brunetti				13,924,743
Raymond Gogel	1,375,045	1,561,957		

XCEL was created upon the merger of Northern States Power Company and New Century Energies, Inc. At the time, directors fees at Northern States were about $30,000 per year and at New Century were about $60,000 per year. Now, compensation to directors is as much as $272,046 a year!

In the thirty-six pages of discussion on compensation in the proxy statement, it lists "Towers Perrin" as the independent compensation consultant for the "last several years." "Towers Perrin" reportedly was appointed by the Board of Directors to review executive compensation and also its own compensation. Whose sniff test for independence does this pass?

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exacty how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role is relying upon compensation of peers.

Richard Davis, a director, is Chairman and President of U. S. Bancorp which allows its shareholders to vote on approval of executive compensaton.

Certain executives received cash perquisite allowances totalling $518,000. during 2008. Our CEO received $30,000. and others received $25,000. This was simply an hors d'oeuvre in their compensation feast as they provided no documentation for the use of these funds.

The executive compensation feast includes not just a base salary with possible bonus, it carries:

--performance based restricted stock units + earned dividend equivalents,
--performance shares,
--deferred compensation plans,
--retirement benefits of generous proportions,
--use of corporate aircraft operated for business purposes,
--golden parachutes,
--supplement retirement programs,
--only a limited clawback policy,
--stock awards,
--non-equity incentive plan,
--stock options,
--retirement spending accounts,
--Social Security supplements,
--Tax gross-ups,
--golden coffins, and
--pensions for some of the "independent" directors.

The proponent believes that "enough is enough" and that XCEL "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.

Exhibit B



Cathy J. Hart
Vice President, Corporate Services
and Corporate Secretary

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927
Phone: **612.215.5346**
Fax: 612.215.4504

December 23, 2009

FILE COPY

Gerald Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Dear Mr. Armstrong:

We have received two letters from you regarding the shareholder proposal you submitted to Xcel Energy Inc.

The instructions you provided in the correspondence of December 16, 2010, are different from the proposal you included in correspondence dated December 18, 2010.

Could you please clarify which proposal you want to use.

As I will be out of the office during the next week, please direct any correspondence or questions to Ms. Wendy Mahling, Assistant General Counsel, Xcel Energy Inc., 414 Nicollet Mall, 5th floor, Minneapolis, MN 55401.

Sincerely yours,

Rec'd 12-21-09

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2009

XCEL ENERGY INC.
Attention: Cathy J. Hart,
Vice President and Corporate Secretary
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927

Greetings

Pursuant to the request of your letter of December 14, 2009, the following pages are the revised proposal and supporting statment of the original proposal.

As these revisions contain less than 500 words, I am confident that you will find them to be in full compliance.

Yours very truly,



Gerald R. Armstrong, Shareholder

Facsimile Transmission 612-215-4504

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the board of directors, who are to be independent, while XCEL has been unable to restore its dividend to past levels.

The following table summarizes compensation paid our executives:

	2008	2007	2006	2005
Richard Kelley	$ 5,877,162	$ 8,033,106	$ 11,200,884	$ 3,666,938
Paul Bonavia	5,666,379	2,823,871	3,369,130	2,066,556
Benjamin Fowke	1,718,885	1,905,918	3,432,983	989,876
Gary Johnson				2,012,718
Patricia Vincent				1,859,663
Wayne Brunetti				13,924,743
Raymond Gogel	1,375,048	1,561,957		

XCEL was created upon the merger of Northern States Power Company and New Century Energies, Inc. At the time, directors fees at Northern States were about $30,000 per year and at New Century were about $60,000 per year. Now, compensation to directors is as much as $272,046 a year!

In the thirty-six pages of discussion on compensation in the proxy statement, it lists "Towers Perrin" as the independent compensation consultant for the "last several years." "Towers Perrin" reportedly was appointed by the Board of Directors to review executive compensation and also its own compensation. Whose sniff test for independence does this pass?

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exacty how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role is relying upon compensation of peers.

Richard Davis, a director, is Chairman and President of U. S. Bancorp which allows its shareholders to vote on approval of executive compensaton.

Poor practices of the past could include the presence of a director who also served on the board of UnitedHealth which was known for back-dating stock option grants.

Certain executives received cash perquisite allowances totalling $518,000. during 2008. Our CEO received $30,000. and others received $25,000. This was simply an hors d'oeuvre in their compensation feast as they provided no documentation for the use of these funds.

The executive compensation feast includes not just a base salary with possible bonus, it carries:

--performance based restricted stock units + earned dividend equivalents,
--performance shares,
--deferred compensation plans,
--retirement benefits of generous proportions,
--use of corporate aircraft operated for business purposes,
--golden parachutes,
--supplement retirement programs,
--only a limited clawback policy,
--stock awards,
--non-equity incentive plan,
--stock options,
--retirement spending accounts,
--Social Security supplements,
--Tax gross-ups,
--golden coffins, and
--pensions for some of the "independent" directors.

The proponent believes that "enough is enough" and that XCEL "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2009

Ms. Cathy J. Hart,
Vice President and Corporate Secretary
XCEL ENERGY INC.
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927

Dear Cathy

Reference is made to your letter of December 14th regarding the number of words contained in the shareholder proposal I have presented.

I am willing to omit the final paragraph on the first page of the supporting statement which begins: "Poor practices of the past...."

This would reduce the number of words by 28 and bring the proposal and supporting statement into your required limitation.

Please call me at *** FISMA & OMB Memorandum M-07-16 *** to confirm that this is satisfactory.

If it is satisfactory, this letter is your authority to amend the supporting statement as indicated above.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

by FAX: 612-215-4504



Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927
Phone: 612.215.5346
Fax: 612.215.4504

December 14, 2009

Gerald Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Dear Mr. Armstrong:

On December 2, 2009, Xcel Energy Inc., a Minnesota corporation (the "Company"), received your shareholder proposal that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(d) requires that a shareholder proposal, including any supporting statement, may not exceed 500 words. The Securities and Exchange Commission has granted no action relief when the number of words and numbers in a supporting statement and proposal exceeds 500 words. See, for example, Aetna Life and Casualty Co. (avail. Jan. 18, 1995), which supports our proposition that each numeric entry should be counted as a word for purposes of applying the 500-word limitation of Rule 14a-8(d). Your proposal and supporting statement exceeds this 500-word limit and thus has not satisfied this procedural requirement of Rule 14a-8.

To remedy the above-mentioned procedural defects, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,

Cathy J. Hart
Vice President and Corporate Secretary

*** FISMA & OMB Memorandum M-07-16 ***

December 2, 2009

Ms. Cathy Hart,
Corporate Secretary
XCEL ENERGY INC.
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1993

By Facsimile: 612-215-4504

Dear Cathy

The following pages present and contain the shareholder proposal for the coming annual meeting in 2010.

I am hoping the the directors will seriously consider the issues presented.

*** FISMA & OMB Memorandum M-07-16 ***

December 2, 2009

The Corporate Secretary
XCEL ENERGY INC.
414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1993

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,814 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient action is taken by the Board of Directors to accomplish the stated objectives.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named-executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded any named-executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the board of directors, who are to be independent, while XCEL has been unable to restore its dividend to past levels.

The following table summarizes compensation paid our executives:

	2008	2007	2006	2005
Richard Kelley	$ 5,877,162	$ 8,033,106	$ 11,200,884	$ 3,666,938
Paul Bonavia	5,666,379	2,823,871	3,369,130	2,066,556
Benjamin Fowke	1,718,885	1,905,918	3,432,983	989,876
Gary Johnson				2,012,718
Patricia Vincent				1,859,663
Wayne Brunetti				13,924,743
Raymond Gogel	1,375,045	1,561,957		

XCEL was created upon the merger of Northern States Power Company and New Century Energies, Inc. At the time, directors fees at Northern States were about $30,000 per year and at New Century were about $60,000 per year. Now, compensation to directors is as much as $272,046 a year!

In the thirty-six pages of discussion on compensation in the proxy statement, it lists "Towers Perrin" as the independent compensation consultant for the "last several years." "Towers Perrin" reportedly was appointed by the Board of Directors to review executive compensation and also its own compensation. Whose sniff test for independence does this pass?

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exacty how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role is relying upon compensation of peers.

Richard Davis, a director, is Chairman and President of U. S. Bancorp which allows its shareholders to vote on approval of executive compensaton.

Poor practices of the past could include the presence of a director who also served on the board of UnitedHealth which was known for back-dating stock option grants.

Certain executives received cash perquisite allowances totalling $518,000. during 2008. Our CEO received $30,000. and others received $25,000. This was simply an hors d'oeuvre in their compensation feast as they provided no documentation for the use of these funds.

The executive compensation feast includes not just a base salary with possible bonus, it carries:

--performance based restricted stock units + earned dividend equivalents,
--performance shares,
--deferred compensation plans,
--retirement benefits of generous proportions,
--use of corporate aircraft operated for business purposes,
--golden parachutes,
--supplement retirement programs,
--only a limited clawback policy,
--stock awards,
--non-equity incentive plan,
--stock options,
--retirement spending accounts,
--Social Security supplements,
--Tax gross-ups,
--golden coffins, and
--pensions for some of the "independent" directors.

The proponent believes that "enough is enough" and that XCEL "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.